

May 12, 2011

Thomas Granville
Chief Executive Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, PA 16105

  Re: Axion Power International, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed April 21, 2011
    File No. 000-22573

Dear Mr. Granville:

  We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal Three…, page 13

1. We note the reasons you are presenting this proposal are identical to the reasons you provided last year when you sought and obtained shareholder approval to increase the number of authorized shares from 100 million to 125 million. However, it appears the number of shares outstanding or underlying other outstanding securities has not materially increased. Therefore, please revise to clarify why the increase you obtained last year and number of shares you currently have available to issue are insufficient such that you now require an additional 75 million authorized shares.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or Geoffrey Kruczek at (202) 551-3641 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

CC (by facsimile): Jolie Kahn, Esq.